                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14A

         Proxy Statement Pursuant to Section 14(a) of the Securities
                   Exchange Act of 1934 (Amendment No.    )

    Filed by the Registrant / /
    Filed by a Party other than the Registrant /X/

    Check the appropriate box:

    / /  Preliminary Proxy Statement
    / / Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
    / /  Definitive Proxy Statement
    / /  Definitive Additional Materials
    /X/ Soliciting Material Pursuant to Section 240.14a-11(c) or Section 240.14a-12

                                 THE MFS SERIES TRUST
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

                    LOUIS NAVELLIER and NAVELLIER MANAGEMENT, INC.
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

/X/  No fee required

/ /  $125 per Exchange Act Rules 0-11(c)(1)(ii), 14a-6(i)(1), 14a-6(i)(2) or
     item 22(a)(2) of Schedule 14A.

/ / $500 per each party to the controversy pursuant to Exchange Act Rule 14a-(6)(i)(3).

/ /  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11

     1) Title of each class of securities to which transaction applies:

        ------------------------------------------------------------------------

     2) Aggregate number of securities to which transaction applies:

        ------------------------------------------------------------------------

     3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

        ------------------------------------------------------------------------

     4) Proposed maximum aggregate value of transaction:

        ------------------------------------------------------------------------

     5) Total fee paid:

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SEC 1913 (12/95)

                           OPPOSITION PROXY STATEMENT
                                       OF
                 LOUIS NAVELLIER AND NAVELLIER MANAGEMENT, INC.

              THE MFS SERIES TRUST SPECIAL MEETING OF SHAREHOLDERS
                                  MAY 23, 1997
                                    9:30 A.M.
                               500 BOYLSTON STREET
                           BOSTON, MASSACHUSETTS 02116

                                 _______________


TO OUR FELLOW MFS AGGRESSIVE SMALL CAP EQUITY FUND (FORMERLY NAVELLIER AGGRESSIVE SMALL CAP EQUITY PORTFOLIO) SHAREHOLDERS:

     Louis Navellier and Navellier Management, Inc. urge you to vote AGAINST retaining MFS as investment advisor of the MFS Series Trust. MFS and the Trustees of the MFS Series Trust have sent you a white proxy card asking you to vote for approval of MFS to act as investment advisor to your Fund. Do NOT vote their white proxy card. Please vote AGAINST on our enclosed GOLD proxy card.

     We urge you to vote AGAINST MFS' proposal for the following reasons:

- If you vote AGAINST MFS, that will help you in having another shareholder meeting shortly after this vote, to vote on returning Navellier Management, Inc. as Investment Advisor of your assets through a TAX-FREE merger WITHOUT having to redeem your shares.

- The performance of MFS, as a small cap fund manager, is inferior to the performance of Navellier Management, Inc. The MFS OTC(A) Fund (which is the only small cap fund managed by MFS with similar investment objectives and eligibility requirements) had an average per annum performance over the three calendar year period (January 1, 1994 - December 31, 1996) of 15.07%* compared to Navellier Management, Inc., which returned 18.47% over the same period.

- MFS does NOT apply the unique quantitative analysis methodology which Navellier developed and which you chose when you invested in the Fund.

- On March 13, 1997, the independent Trustees of your Fund chose not to renew Navellier Management, Inc. (the investment advisor you chose to manage your assets) as Investment Advisor of the Fund.

- We believe that they did not renew Navellier Management, Inc. because they did not want to approve Navellier's proposal to merge this Fund tax-free into the Navellier Performance Funds because the merger would have eliminated their jobs and their pay.

* Performance numbers are based on annual returns as reported by Morningstar after deducting sales loads and commissions and adding dividends. MFS OTC(A)'s performance for the years 1994, 1995 and 1996 was 4.39%, 22.25% and 19.44% (for an average annualized return of 15.07%) compared to Navellier Management, Inc.'s performance of 6.5%, 39.48% and 11.98% (for an average annualized return of 18.47%) during those same years.

     A vote AGAINST the MFS proposal is only a vote against hiring MFS as investment advisor. It is not a vote on Navellier's merger proposal. Passage of Navellier's merger proposal would require a separate shareholder vote approving the merger proposal, a separate proxy statement which is presently pending and which would have to be approved by the SEC and approval by the present or future Board of Trustees of the Fund.

     We believe the independent Trustees put their personal and financial interests ahead of their fiduciary duties to you and hired MFS in order to save their jobs. We believe they are continuing to put their interests ahead of your best interests by recommending retaining MFS and by attempting to block or delay a shareholder vote on a merger. We believe that as part of their effort to save their jobs, the independent Trustees are sending out false and misleading press releases and proxy statements in which they try to tarnish Navellier by claiming that Navellier did not provide them with information required by the SEC and state regulatory agencies. Those assertions are FALSE. Navellier did provide the Trustees with relevant information and did not have regulatory problems. We believe that the independent Trustees know there was no valid justification for their decision not to renew Navellier as investment advisor so they are now forced to make false accusations in the hope of misleading you to vote for MFS. Please don't be fooled. In order to further induce you to vote for MFS, MFS is now offering to lower its investment advisory fees from 1.25% to 0.75% per year and its administrative fee from 0.25% to 0.0125% per year. Don't be fooled by their misleading hypothetical cost savings. The hypothetical cost savings from MFS' proposed 0.74% reduction in fees has to be balanced against their inferior average annual performance compared to Navellier's average annual performance, i.e. MFS' 3.4% lower average annual performance would eliminate the 0.74% hypothetical annual cost savings.

     We believe that those of you who have remained in the Fund have done so because you did not want to be forced to pay capital gains if you redeemed out of the Fund to transfer to Navellier and are waiting for an opportunity to vote on a tax-free merger of the Fund into the Navellier Performance Funds. By voting AGAINST MFS as investment advisor, you will help to set the stage for the upcoming shareholder vote (sponsored by Navellier) to vote for a proposed TAX-FREE merger of the Fund into the Navellier Performance Funds family of funds.
We anticipate sending you proxy material regarding the proposed merger on May 27, 1997.

     We strongly urge you to vote AGAINST MFS' proposal and to mark the enclosed Navellier GOLD proxy card AGAINST and to send it to:

Navellier Group
c/o
MacKENZIE PARTNERS
156 FIFTH AVENUE
NEW YORK, NEW YORK 10010

     IT IS IMPORTANT THAT YOU MARK THE NAVELLIER GOLD PROXY CARD AGAINST AND RETURN IT TO THE NAVELLIER GROUP c/o MacKENZIE PARTNERS. This will make it more difficult for MFS to get approval of its proposal than if you don't return your card.

     IF YOU HAVE ALREADY SIGNED AN MFS WHITE PROXY CARD AND VOTED IN FAVOR OF HIRING MFS, YOU MAY REVOKE THAT PROXY BY DELIVERING A WRITTEN NOTICE OF REVOCATION TO THE NAVELLIER GROUP c/o MacKENZIE PARTNERS, 156 FIFTH AVENUE, NEW YORK, NEW YORK 10010.


     Sincerely,

     ________________________
     Louis G. Navellier
     Navellier Management, Inc.

                                  INTRODUCTION

     This opposition proxy statement is being furnished in connection with the solicitation of Louis G. Navellier and Navellier Management, Inc. (collectively the "Navellier Group"). The Navellier Group is soliciting your proxy in order to vote AGAINST the Trustees' proposal to hire MFS as investment advisor to the MFS Aggressive Small Cap Equity Fund of the MFS Series Trust (formerly named The Navellier Series Fund) (the "Fund"). Louis Navellier is a shareholder of the Fund and presently owns 1,606.594 shares of the Fund. He is also the 100% owner and founder of Navellier Management, Inc. which was the original investment advisor to your Fund and managed the Fund's investments from January 1, 1994 to March 15, 1997 when the independent Trustees chose to let Navellier's management contract terminate and unilaterally substituted MFS as the Fund's investment advisor. If you vote AGAINST MFS on this vote and at a later shareholder meeting vote for a merger into the Navellier Performance Funds, Navellier Management, Inc. would be the Fund's investment advisor and would receive compensation for being your investment advisor. Based on calls from over 2,000 Fund shareholders, we believe that the shareholders still want the Navellier Group to manage the Fund.


THE NAVELLIER GROUP STRONGLY RECOMMENDS YOU VOTE AGAINST THE MFS PROPOSAL

     We strongly urge you to vote AGAINST MFS' proposal for the following reasons:

- If you vote AGAINST MFS, that will help you in having another shareholder meeting shortly after this vote, to vote on returning Navellier Management, Inc. as Investment Advisor of your assets through a proposed TAX-FREE merger WITHOUT having to redeem your shares.

- The performance of MFS, as a small cap fund manager, is inferior to the performance of Navellier Management, Inc. The MFS OTC(A) Fund (which is the only small cap fund managed by MFS with similar investment objectives and eligibility requirements) had an average per annum performance over the three calendar year period (January 1, 1994 - December 31, 1996) of 15.07%* compared to Navellier Management, Inc., which returned 18.47% over the same period.

- MFS does NOT apply the unique quantitative analysis methodology which Navellier developed and which you chose when you invested in the Fund.

- On March 13, 1997, the independent Trustees of your Fund chose not to renew Navellier Management, Inc. (the investment advisor you chose to manage your assets) as Investment Advisor of the Fund.

- We believe that they did not renew Navellier Management, Inc. because they did not want to approve Navellier's proposal to merge this Fund tax-free into the Navellier Performance Funds because the merger would have eliminated their jobs and their pay.


* Performance numbers are based on annual returns as reported by Morningstar after deducting sales loads and commissions and adding dividends. MFS OTC(A)'s performance for the years 1994, 1995 and 1996 was 4.39%, 22.25% and 19.44% (for an average annualized return of 15.07%) compared to Navellier Management, Inc.'s performance of 6.5%, 39.48% and 11.98% (for an average annualized return of 18.47%) during those same years.

MFS' PERFORMANCE IS INFERIOR TO NAVELLIER'S

  In order to induce you to vote for MFS, MFS is offering to lower their management fees from 1.25% to 0.75% per year and their administrative fee from 0.25% to 0.0125% per year. Don't be fooled. The performance record of MFS' only small cap fund with similar investment objectives and eligibility requirements, [MFS(OTC)(A)] is substantially less than Navellier Management, Inc.'s during the applicable three calendar year period (January 1, 1994-December 31, 1996), i.e. 15.1% average performance per annum for MFS versus 18.5% average performance per annum for Navellier Management, Inc. Please consider their inferior performance record (which is an average 3.4% less per year) which would negate any perceived 0.74% per annum cost savings from reducing their fees.

  By voting AGAINST MFS, you will prevent MFS from continuing to manage your Fund and you will increase the chances of a tax-free merger of the Fund into The Navellier Performance Funds where Navellier Management, Inc. would again be your investment advisor. (In order for a merger to occur, Navellier's pending merger proxy (N-14) would have to be approved by the SEC, the shareholders would have to vote to approve the merger and the present or a newly elected Board of Trustees would have to vote to approve the merger.)

  We believe that those of you who have remained in the Fund have done so because you did not want to be forced to pay capital gains taxes if you redeemed out of the Fund to transfer to Navellier. By voting AGAINST MFS as investment advisor, you will set the stage for the upcoming shareholder vote (sponsored and paid for by Navellier) for a proposed tax-free merger of the Fund into the Navellier Performance Fund.


  AGAIN, IT IS IMPORTANT THAT YOU SIGN NAVELLIER'S GOLD PROXY CARD AND VOTE "AGAINST" ON THAT CARD AND THAT YOU RETURN THE GOLD PROXY CARD TO MACKENZIE PARTNERS. This will make it more difficult for MFS to get approval of its proposal than if you don't return your card.

  IF YOU HAVE ALREADY MARKED MFS' WHITE PROXY CARD "FOR", YOU MAY REVOKE THAT PROXY BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED GOLD PROXY CARD (FROM THE NAVELLIER GROUP) TO NAVELLIER GROUP, c/o MacKENZIE PARTNERS, 156 FIFTH AVENUE, NEW YORK, NEW YORK 10010 IN THE ENCLOSED STAMPED ENVELOPE.


VOTING INFORMATION

As more fully described in this opposition proxy statement, the Meeting has been called by the Trustees of the MFS Series Trust for the following purpose:

PROPOSAL 1.    Approval of an Investment Advisory Agreement with MFS.

THE NAVELLIER GROUP STRONGLY RECOMMENDS THAT YOU VOTE AGAINST MFS BEING INVESTMENT ADVISOR TO THE FUND.

  As described below, defeat of the MFS proposal requires an AGAINST vote of at least 33% plus one vote of the Fund Shares present in person or represented by proxy at the Meeting if a quorum (more than 50% of the outstanding shares present or represented by proxy) or more than 50% of the outstanding shares entitled to vote, whichever is less. Therefore, if 33% plus one vote or more of those present at the meeting or more than 50% of the outstanding shares vote AGAINST the MFS proposal, MFS will not be the investment advisor.

TRUSTEE DISINFORMATION

     The Navellier Group believes the Trustees put their personal and financial interests ahead of their fiduciary duties to you and that they are recommending that MFS be hired in order to save their jobs. The Navellier Group believes that as part of their effort, the Trustees have put out a proxy statement and press releases accusing Navellier of failure to provide them with information; of having SEC regulatory problems and of general mismanagement. Those accusations are FALSE. We believe they are made to mislead you into voting for MFS and against any proposed merger to regain Navellier as your investment advisor. Don't be fooled by the Trustees' claims. We believe they are continuing to put their interests ahead of your best interests by recommending retaining MFS and by attempting to block or delay a shareholder vote on a merger. The Trustees claim to be independent. We believe they are not. We believe they are recommending MFS in order to preserve their jobs and pay for another 18 months and possibly longer. They claim they are independent because their "present intent" is to resign within 18 months of the shareholder vote. However, they will be paid between $10,000-$20,000 per year during the time they remain on the Board, and if you look at their statements, they are not even promising to resign within 18 months -- only that it is their "present intent" to do so. They could change their "present intent" and could remain on the Board and continue to be paid indefinitely.

     In contrast, Navellier's merger proposal, if approved, would eliminate the present Trustees' jobs and pay immediately. We believe the real reason the "independent" Trustees refused to renew Navellier Management, Inc. as investment advisor, removed Mr. Navellier and Mr. Alpers from the Board, have attempted to block and delay Navellier's merger proposal, have recommended MFS, have written and issued false and misleading press releases, have stated publicly that they would never approve a merger, and have rushed their shareholder meeting on MFS to May 23, 1997 instead of waiting to give the shareholders an opportunity to also consider at the same meeting, a vote on Navellier's merger proposal is because the Trustees are intent on entrenching themselves (i.e. remaining) as Trustees by putting their own financial and personal interests ahead of your interests.

     MFS' proxy statement states that their decision to replace Navellier with MFS was based on Navellier's alleged failure to provide them with information. That is blatantly untrue. MFS' proxy statement does not disclose that Navellier disputes that assertion. MFS fails to mention that on November 11, 1996, the Trustees DROPPED their demand for further information and told Navellier to file a proxy statement on the merger with the SEC for SEC review. Navellier filed the merger proxy material with the SEC on March 7, 1997. MFS and the Trustees fail to mention that the Trustees contacted the SEC and requested the SEC to take action to force Navellier to produce information (including proprietary financial information) but that the SEC took no position on the Trustees' request for additional information.

     The Trustees claim they did not have information necessary to decide whether to renew Navellier's contract. That is untrue. The Trustees fail to mention that they previously hired Navellier and renewed its contract in May 1995, and again renewed Navellier's contract on May 11, 1996 for six months and then again renewed Navellier's contract on November 11, 1996 for four months and did so each time without the information they now claim they needed in order to renew Navellier's contract. If Navellier was really refusing to provide necessary information to the Trustees, the Navellier Group believes they would not have renewed Navellier's investment contract.

     The Trustees claim they needed additional information to evaluate Navellier's merger proposal. That is incorrect. They fail to mention that on November 11, 1996 they had agreed and authorized Navellier to file a proxy statement for the merger based on the information required to be included in a merger proxy (Form N-14).

THE TRUSTEES' EFFORTS TO PREVENT A MERGER VOTE

     The Trustees oppose Navellier's proposed merger and have attempted to block or delay a shareholder vote on the merger, to wit:

     On March 13, 1997, the Trustees removed Navellier Management, Inc. as Investment Advisor to the Fund and then immediately claimed that Navellier Management, Inc. lacked the authority to proceed with a proxy on the merger which was already pending before the Securities and Exchange Commission.

     On March 13, 1997, Trustee Simon instructed the Fund's Transfer Agent and Custodian, Rushmore Trust & Savings FSB, not to provide Navellier (Mr. Navellier was still a Trustee of the Fund at the time) with any information regarding shareholder lists, shareholder redemptions, etc. -- information that was necessary to Navellier to solicit for its merger proposal and for its opposition proxy.

     On March 26, 1997, the Trustees prepared and disseminated a false and misleading "press release" (really a proxy solicitation) falsely accusing Navellier Management, Inc. of SEC and state regulatory problems and of failing to provide the Trustees with information. (Of course, none of these pretextual reasons had been given as the reasons for the Trustees not renewing Navellier's contract at the March 13, 1997 Board of Trustees meeting.) The Trustees' accusations are false. Navellier provided the Trustees with all information required by law. Likewise, there is no merit to the Trustees' assertion that there were SEC or state regulatory problems. The SEC conducted a routine examination of the Fund (as it does with most new funds) in 1995. The SEC made several routine comments to which Navellier properly responded. The SEC took no action against the Fund or Navellier. The Trustees were aware in 1995 of this routine examination and had no complaints. In fact, the Trustees renewed Navellier's management and administrative contracts TWICE thereafter (on May 11, 1996 and again on November 11, 1996). If they REALLY had any concerns or if there really were any regulatory problems, the Navellier Group believes that the Trustees would not have renewed Navellier's contracts twice thereafter. The Navellier Group believes that the Trustees only invented these "reasons" after press articles came out favorable to Navellier and only after huge numbers of shareholders began redeeming out of the Fund (and transferring to other Navellier managed funds). We believe the Trustees are now sending this false, self-serving "press release" (which the Trustees wrote themselves) in an effort to discredit Navellier Management, Inc. in the eyes of the Fund's remaining shareholders and thereby condition the shareholders to vote in their favor and against Navellier's merger proposal.

     On April 10, 1997, the independent Trustees held a special Board of Trustees meeting to remove Louis Navellier and Alan Alpers as Trustees of the Fund. The Navellier Group believes the Trustees removed Messrs. Navellier and Alpers so that the Trustees could avoid giving Navellier information regarding shareholder lists, redemptions and other information necessary for Navellier's opposition proxy. However, to remove Messrs. Navellier and Alpers, they needed a 2/3 vote of the Trustees which they did not have. So the Trustees voted to increase the number of Trustees from 5 to 6; then filled the newly created vacancy with an MFS officer; and then voted to remove Messrs. Navellier and Alpers. No reasons were given for their removal at that meeting.

     On April 11, 1997, Navellier first learned that MFS had (on March 24, 1997) instructed Deloitte & Touche, LLP, the independent auditor for the Fund, to not provide Navellier with a consent to the use of the auditor's report on the Fund financial statements as part of Navellier's proxy materials. The auditor's consent is an essential Securities Act requirement for the clearing and use of proxy materials on a merger.

    On April 16, 1997, the Trustees refused Navellier's legitimate demand for a shareholder list. Because of this and the Trustees' other actions, Mr. Navellier was forced to go to court to seek injunctive relief ordering the Trustees and MFS to cease obstructing Navellier's proxy solicitation efforts.

THE COURT ORDERS THE TRUSTEES TO STOP INTERFERING WITH NAVELLIER'S PROXY SOLICITATION

     On May 2, 1997, the United States District Court for the Northern District of California ordered the Trustees to: "permit [Navellier] to obtain a current shareholder list of Trust shareholders" and "to authorize Deloitte & Touche or any other relevant agent to permit [Navellier] to use financial statements of the Trust" and to "not otherwise obstruct [Navellier's] efforts to have the Trustees call a special meeting of the shareholders."


ADDITIONAL VOTING INFORMATION

     The record date for determining shareholders entitled to notice of and to vote at the Special Meeting is April 16, 1997 (the "Record Date"). Shareholders of record of the Fund at the close of business on April 16, 1997 will be entitled to one vote for each share (beneficial interest) of the Fund he/she/it owns and a fractional vote for each fraction of a share (beneficial interest) of the Fund he/she/it owns. There were 5,269,046 outstanding shares of the Fund entitled to vote as of April 16, 1997. Louis Navellier owned 1,606.594 shares on April 16, 1997 and intends to vote "AGAINST" approval of the MFS investment advisory contract.

     A quorum for the Fund must be present in person or represented by Proxy for the transaction of business at the Meeting. The holders of record of a majority of the Fund Shares outstanding at the close of business on that Record Date present in person or represented by proxy will constitute a quorum for the Meeting of the Shareholders of the Fund. A quorum being present, the disapproval at the Meeting by the shareholders of the Fund of the MFS contract requires an AGAINST vote of at least 33% plus one vote of the outstanding shares of the Fund present in person or represented by proxy at the Meeting or more than 50% of the outstanding shares entitled to vote, whichever is less.

If either (i) a quorum is not present at the Meeting or (ii) a quorum is present but sufficient votes in favor of or against a matter proposed at the Meeting (a "Proposal"), as set forth in the Notice of this Meeting, are not received by May 23, 1997, then the persons named as attorneys and proxies in the enclosed proxy ("Proxies") may propose one or more adjournments of the Meeting to permit further solicitation of proxies. Any such adjournment will require the affirmative vote of at least 33% plus one vote of the shares entitled to vote. The persons named as Proxies will vote those proxies that such persons are required to vote FOR such Proposal in favor of such an adjournment and will vote those proxies required to be voted AGAINST such Proposal against such an adjournment.

The individuals named as Proxies on the enclosed GOLD proxy card will vote in accordance with your direction, as indicated thereon, if your proxy card is received and is properly executed. If you properly execute your proxy and give no voting instructions with respect to a Proposal, your shares will be voted against the Proposal. The duly-appointed Proxies, in their discretion, may vote upon such other matters as may properly come before the Meeting. Mr. Navellier and the Navellier Group are not aware of any other matters to come before the Meeting.


PROXY SOLICITATION

Proxies will be solicited by mail and, if necessary to obtain the requisite representation of Shareholders, the Navellier Group also may solicit proxies by telephone, telegraph, and/or personal interview by representatives of Mr. Navellier, Navellier Management, Inc., employees of Navellier Management, Inc. or their affiliates, and by representatives of MacKenzie Partners, an independent proxy solicitation firm hired by the Navellier Group. MacKenzie Partners is being paid a $15,000 base fee by the Navelier Group plus an incentive of $25,000 if the Navellier Group is successful in defeating MFS' proposal. Navellier Management, Inc., whose principal location is One East Liberty Street, Third Floor, Reno, Nevada 89501, will bear the costs of its solicitation, including the costs such as the preparation and mailing of the notice, the opposition proxy statement, and the proxy, and the solicitation of proxies, including reimbursement to persons who forward proxy materials to their clients, and the expenses connected with the solicitation of these proxies in person, by telephone, or by telegraph. Banks, brokers, and other persons holding Fund Shares registered in their names or in the names of their nominees will be reimbursed for their expenses incurred in sending proxy materials to and obtaining proxies from the beneficial owners of such Portfolio Shares.


REVOCATION OF PROXIES

You may revoke your proxy: (i) at any time prior to the proxy's exercise by written notice to the Navellier Group c/o MacKenzie Partners at the above address prior to the Meeting; (ii) by the subsequent execution and return of another proxy card prior to the Meeting; or (iii) by being present and voting in person at the Meeting and giving oral notice of revocation to the Chairman of the Meeting.



     AGAIN, IT IS IMPORTANT THAT YOU SIGN NAVELLIER'S GOLD PROXY CARD AND VOTE "AGAINST" ON THAT CARD AND THAT YOU RETURN THE GOLD PROXY CARD TO MACKENZIE PARTNERS.



Dated May 14, 1997            Sincerely,




                              Louis G. Navellier and Navellier Management, Inc.

           THIS PROXY IS SOLICITED BY AND ON BEHALF OF LOUIS NAVELLIER
               AND NAVELLIER MANAGEMENT, INC. ("NAVELLIER GROUP")

           Proxy for the May 23, 1997 Special Meeting of Shareholders,
                    MFS(R) Aggressive Small Cap Equity Fund

The undersigned hereby appoints LOUIS NAVELLIER and SAMUEL KORNHAUSER and each of them, proxies with several powers of substitution, to vote for the undersigned at the Special Meeting of Shareholders of MFS AGGRESSIVE SMALL CAP EQUITY FUND, to be held at 500 Boylston Street, Boston, Massachusetts, on May 23, 1997, notice of which meeting and the Opposition Proxy Statement accompanying the same have been received by the undersigned, or at any adjournment thereof, upon the following matters as described in the accompanying Opposition Proxy Statement.

WHEN PROPERLY EXECUTED, THIS PROXY WILL REVOKE ALL PRIOR PROXIES AND WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. ALL PROPOSALS (SET FORTH ON THE REVERSE OF THIS PROXY CARD) HAVE BEEN PROPOSED BY THE BOARD OF TRUSTEES. IF NO DIRECTION IS GIVEN ON THESE PROPOSALS, THIS PROXY CARD WILL BE VOTED "AGAINST" ITEM 1. THE PROXY WILL BE VOTED IN ACCORDANCE WITH THE HOLDER'S BEST JUDGMENT AS TO ANY OTHER MATTER.

   PLEASE VOTE AND SIGN ON OTHER SIDE AND RETURN PROMPTLY IN ENCLOSED ENVELOPE

Please sign this proxy exactly as your name appears on the reverse side of this card. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

     X    PLEASE MARK VOTES
          AS IN THIS EXAMPLE

1)   APPROVAL OF INVESTMENT             For       Against        Abstain
     ADVISORY AGREEMENT WITH MFS
                                        ___         ___            ___


Please be sure to sign and date this Proxy.  Date: ____________________


Shareholder sign here ___________________________  Co-owner sign here
___________________________

Mark box at right if comments or address change have been noted on the reverse side of this card. ______

                                      NAVELLIER


WARNING:
DO NOT VOTE THE WHITE MFS PROXY CARD. PLEASE WAIT FOR NAVELLIER'S PROXY MATERIALS BEFORE YOU VOTE.
                                                                    May 14, 1997

Dear Navellier (now MFS) Aggressive Small Cap Equity shareholder:

You have probably received proxy materials from the management of the MFS Aggressive Small Cap Equity Fund soliciting your vote to approve MFS as investment advisor to your Fund.

WE STRONGLY URGE YOU TO DISREGARD THE MFS PROXY MATERIALS AND NOT VOTE UNTIL YOU RECEIVE NAVELLIER'S PROXY MATERIALS IN OPPOSITION TO MFS MANAGEMENT AND OUR GOLD PROXY CARD, WHICH YOU CAN USE TO VOTE YOUR SHARES.

You will be receiving the Navellier materials including a GOLD proxy card within the next 5 days, which will thoroughly explain our position:

    - That MFS' small cap performance record for the MFS OTC(A) Fund (MFS' only small cap fund with similar investment objectives and eligibility requirements) is inferior to Navellier's.*

    - That a merger, if approved by the shareholders at a subsequent shareholder meeting and by a vote of the present or future Board of Trustees, could allow you to reinstate Navellier (in a tax-free exchange) as the Fund's investment advisor.**

I am a shareholder of the Fund and presently own 1,606.594 shares of the Fund.
I am also the 100% owner and founder of Navellier Management, Inc. which was the original investment advisor to your Fund and managed the Fund's investments from January 1, 1994 to March 15, 1997 when the independent Trustees refused to renew Navellier's management contract and unilaterally substituted MFS.


* Performance numbers are based on annual returns as reported by Morningstar after deducting sales loads and commissions and adding dividends. MFS OTC(A)'s performance for the years 1994, 1995 and 1996 was 4.39%, 22.25% and 19.44% (for an average annualized return of 15.07%) compared to Navellier Management, Inc.'s performance of 6.5%, 39.48% and 11.98% (for an average annualized return of 18.47%) during those same years.

** A vote AGAINST the MFS proposal is only a vote against hiring MFS as investment advisor. It would not guaranty that Navellier would become investment advisor. For Navellier to become investment advisor, the shareholders would either have to vote at a special meeting to hire Navellier or would have to vote to merge the Fund into the Navellier
    Performance Fund.   Passage of Navellier's merger proposal would require a
    separate shareholder vote approving the merger proposal, a separate proxy statement which is presently pending and which would have to be approved by the SEC and approval by the present or future Board of Trustees of the Fund.



               _______________________________________________________
                1 East Liberty    Third Floor   Reno Nevada 89501-2110
                          702-785-2300 - 702-785-2321 - Fax

If Navellier's pending merger proxy (Form N-14) is approved by the SEC and a merger of your Fund into the Navellier Performance Fund family is approved by the shareholders at our Special Meeting anticipated to be held in June and the present or future Trustees of the Fund approve the merger, then Navellier Management, Inc. would be your investment advisor for the Fund. Navellier Management, Inc. would receive compensation for being your investment advisor. Based on calls from over 2,000 shareholders, we believe that the shareholders still want the Navellier Group to manage the Fund.

DON'T LET YOUR FUND'S TRUSTEES GET AWAY WITH THEIR OUTRAGEOUS BEHAVIOR!

- On March 13, 1997, the independent Trustees of your Fund chose not to renew Navellier Management, Inc. (the investment advisor you chose to manage your assets) as Investment Advisor of the Fund.

- WE BELIEVE THAT THEY REFUSED TO RENEW NAVELLIER AS INVESTMENT ADVISOR BECAUSE THEY DID NOT WANT TO APPROVE NAVELLIER'S PROPOSAL TO MERGE THIS FUND INTO THE NAVELLIER PERFORMANCE FUND FAMILY SINCE THE MERGER WOULD HAVE ELIMINATED THEIR JOBS AND THEIR COMPENSATION. THE TRUSTEES DENY THIS, BUT THEIR ARRANGEMENT WITH MFS WOULD ALLOW THEM TO CONTINUE TO BE TRUSTEES AND BE PAID FOR UP TO 18 MONTHS AND POSSIBLY LONGER. A MERGER WOULD ELIMINATE THEIR JOBS AND COMPENSATION IMMEDIATELY.


                            DON'T VOTE THE WHITE MFS CARD

- We believe that the independent Trustees put their personal and financial interests ahead of yours in refusing to renew Navellier and in opposing Navellier's efforts to merge this Fund into the Navellier Performance Funds. The Trustees claim to be independent. We believe they are not. We believe they are recommending MFS in order to preserve their jobs and pay for another 18 months and possibly longer. They claim they are independent because their "present intent" is to resign within 18 months of the shareholder vote. However, they will be paid between $10,000-$20,000 per year during the time they remain on the Board, and if you look at their statements, they are not even promising to resign within 18 months -- only that it is their "present intent" to do so. They could change their "present intent" and could remain on the Board and continue to be paid indefinitely. In contrast, Navellier's merger proposal, if approved, would eliminate the present Trustees' jobs and pay immediately.

- THE TRUSTEES INTERFERED WITH AND DELAYED OUR PROPOSED MERGER PROXY TO MERGE THE FUND INTO THE NAVELLIER PERFORMANCE FUNDS. THEY REFUSED TO PROVIDE US WITH A SHAREHOLDER LIST AND INSTRUCTED THE FUND'S AUDITOR NOT TO CONSENT TO NAVELLIER'S USE OF NECESSARY FINANCIAL REPORTS.

- On May 2, 1997, the United States District Court for the Northern District of California ordered the Trustees to: "permit [Navellier] to obtain a current shareholder list of Trust shareholders" and "to authorize Deloitte & Touche or any other relevant agent to permit [Navellier] to use financial statements of the Trust" and to "not otherwise obstruct [Navellier's] efforts to have the Trustees call a special meeting of the shareholders."

               COMPARE NAVELLIER'S SUPERIOR PERFORMANCE RECORD WITH MFS

- MFS' PERFORMANCE AS A SMALL CAP MANAGER IS INFERIOR TO NAVELLIER'S. THE MFS OTC(A) FUND AVERAGE PER ANNUM PERFORMANCE OVER THE CALENDAR THREE YEAR PERIOD JANUARY 1, 1994 - DECEMBER 31, 1996 WAS 15.1% COMPARED TO NAVELLIER MANAGEMENT, INC. WHICH RETURNED 18.5%.*

- MFS does not utilize the unique quantitative analysis methodology used by Navellier.


            IF YOU WANT A TAX-FREE MERGER, MFS MUST NOT BE APPROVED.

    Based on shareholder calls, we believe many of you stayed in the Fund because you did not want to be forced to pay capital gains taxes by redeeming your shares. If MFS is NOT approved, it will help to set the stage for a vote on Navellier's proposal for a TAX-FREE merger.

    If you have already voted to approve MFS, you have a legal right to change your mind and vote AGAINST MFS - but please wait to do so on our GOLD proxy card. Only your latest dated proxy card will count.

    We sincerely appreciate your support and patience. Do NOT be pressured by MFS. If you have questions or comments, please feel free to call Navellier at
(800) 887-8671 or MacKenzie Partners, Inc., which is assisting us with our campaign, at (800) 322-2885.


                                       Sincerely,




                                       Louis G. Navellier
                                       Navellier Management, Inc.